SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF 06.164.253/0001 -87

NIRE 35.300.314.441

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS´ MEETING
HELD ON MAY 29, 2006.

DATE: Held on May 29, at 8:00 am. PLACE: at the company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Tamoios, no. 246, ground floor, Jardim Aeroporto. ATTENDANCE: Totality of the members of the Board of Directors of the Gol Linhas Aéreas Inteligentes (“Company”). CALL: Made unnecessary due to the total attendance of the members of the Board of Directors. PRESIDING BOARD: Taking up the post of president of the meeting, Mr. Constantino de Oliveira invited me, Henrique Constantino, to be secretary of the proceedings. AGENDA: To resolve on: (a) the approval of the guarantee by the Company, as intervening party in the Financing Agreement by means of a credit opening (“Agreement”), to be entered by and between the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) and Gol Transportes Aéreos S.A. (“GTA”); and (b) to authorize the Board of the Officers of the Company to take the necessary actions to carry out the resolution (a) above. RESOLUTIONS: The Board Members have unanimously decided: (a) to authorize the Company to guarantee in the form of surety (fiança) the Agreement to be entered by and between GTA and BNDES in the amount of seventy-five million, six hundred and ninety-three thousand, two hundred and seventeen reais and seventy-four centavos (R$ 75,693,217.74), with two point sixty-five percent (2.65%) interest rate per annum above the Long-Term Interest Rate (TJLP), according to the system set forth by the Agreement, and amortization in sixty (60) months as of the fifteenth (15th) day subsequent to the end of the “Grace Period” (12 months counting from the 15th day subsequent to the date on which the Agreement was legally formalized), whose credit beneficiary is GTA, for financing part of its multi-year investment plan for the three-year period ending in 2006, focusing on the facility expansion of the Aircraft Maintenance Center at the Confins airport, the purchase of domestically-made equipment and materials, the purchase of domestically-made software programs, customization of softwares made in the country and technical training and personnel management, aiming at the expansion of its operations in the civil aviation market and to improve the Company’s productivity and efficiency indicators. As intervening party, the Agreement will have the Company herein, which will take over the obligation to guarantee mentioned operation as joint debtor and leading payer of all obligations resulting from the Agreement up to its liquidation, including the provisions in Special Condition no. 2 and its sub-items, of the Operating Conditions annexed to the Board of Directors’ Resolution no. 332/2006 and (b) to authorize the Board of Officers of this Company to carry out all actions and execute all documents necessary to the faithful fulfillment of the above-mentioned decision, including to execute, on behalf of the Company, either directly or though appointed attorney-in-fact, the Agreement and all documents required for the formalization of the decision approved herein. The minutes were drawn up, read and found in accordance and signed by the attendees. This being all, the meeting was closed. I hereby certify that these minutes are the exact copy of the minutes drawn up in its own book.

São Paulo, 29 May, 2006

Constantino de Oliveira	Henrique Constantino
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.